

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2020

Richard J. Hawkins
Chief Executive Officer
Lumos Pharma, Inc.
4200 Marathon Blvd., Suite 200
Austin, Texas 78756

Re: Lumos Pharma, Inc.
Registration Statement on Form S-3
Filed July 28, 2020
File No. 333-240149

Dear Mr. Hawkins:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Abby Adams at (202) 551-6902 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Robert Suffoletta, Esq.